[The following tweets were posted by International Brotherhood of Teamsters urging support for Proposal 3 at the 2016 annual meeting]

@UPS VOTE FOR Prop #3 for enhanced #lobbying disclosure; #ProxyVote advisor ISS reccomends support; Mtg May 5 @Teamsters; $UPS; #corpgov #1u

VOTE FOR Prop #3 for enhanced #lobbying disclosure @UPS; #ProxyVote advisor ISS reccomends support; Mtg May 5 @Teamsters; $UPS; #corpgov

VOTE FOR Prop #3 for enhanced lobbying disclosure @UPS; #ProxyVote advisor ISS reccomends support; Mtg May 5 @issgovernance; $UPS; #corpgov

@UPS: #ProxyVote advisor ISS recommends VOTE FOR Prop #3 for enhanced lobbying disclosure; #corpgov; @teamsters; #alecexposed; $UPS; #1u